Exhibit (a)(5)(G)

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EDITED TRANSCRIPT

HALO.OQ - Halozyme Therapeutics Inc to Acquire Antares Pharma Inc

to Create a Specialty Product and Drug Delivery Leader Call

EVENT DATE/TIME: APRIL 13, 2022 / 12:00PM GMT

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APRIL 13, 2022 / 12:00PM, HALO.OQ - Halozyme Therapeutics Inc to Acquire Antares Pharma Inc to Create a Specialty Product and Drug Delivery Leader Call

CORPORATE PARTICIPANTS

Helen I. Torley Halozyme Therapeutics, Inc.—President, CEO & Director

CONFERENCE CALL PARTICIPANTS

Anita Dushyanth Joh. Berenberg, Gossler & Co. KG, Research Division—Analyst

Charles Cliff Duncan Cantor Fitzgerald & Co., Research Division—Senior Analyst

Corinne Jenkins Goldman Sachs Group, Inc., Research Division—Research Analyst

Elliot Henry Wilbur Raymond James & Associates, Inc., Research Division—Senior Research Analyst

Jason Nicholas Butler JMP Securities LLC, Research Division—MD, Director of Healthcare Research & Equity Research Analyst

Jessica Macomber Fye JPMorgan Chase & Co, Research Division—Analyst

Joseph Michael Catanzaro Piper Sandler & Co., Research Division—Director & Senior Biotech Analyst

Michael Gennaro DiFiore Evercore ISI Institutional Equities, Research Division—Equity Research Analyst

PRESENTATION

Operator

Good morning. My name is Rob, and I will be your conference operator today. At this (inaudible), I’d like to welcome everyone to the conference call and webcast. (Operator Instructions)

Thank you. [Don Scotland], you may begin your conference.

Unidentified Company Representative

Thank you, and good morning, everyone. Thank you for joining our call today to discuss Halozyme’s acquisition of Antares Pharma. Joining me today is Dr. Helen Torley, Halozyme’s President and Chief Executive Officer; Nicole LaBrosse, Halozyme’s Chief Financial Officer, is also joining for the question-and-answer session.

As a reminder, this call is being recorded, and the press release and slide presentation regarding today’s news are available on the Investor Relations section of Halozyme’s and Antare’s respective website. This communication is not intended to constitute an offer to buy or sell or the solicitation of an offer to buy any securities or solicitation of any vote or approval. Antares intends to file as [scheduled] TO with the SEC regarding the proposed transaction that we mailed to Antares shareholders. You should review materials filed with the SEC carefully as they will include important information regarding the proposed transaction.

On today’s call, Helen will first review Halozyme’s strategic priorities and the transaction’s rationale, terms funding and timing. She will then give an overview of Antares’ vision, platform and business before we open the call for your questions. With that, I’ll now turn the call over to Helen.

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

Thank you, [Don]. Good morning, everyone, and thank you for joining us today. I know I speak for our entire Halozyme Board of Directors and management team, when I say we could not be more thrilled to talk with you today about our announcement regarding our agreement to acquire Antares Pharma, whose business consists of a best-in-class differentiated royalty revenue generating auto injector platform that offer a licensing opportunity and a commercial business with 3 proprietary products.

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APRIL 13, 2022 / 12:00PM, HALO.OQ - Halozyme Therapeutics Inc to Acquire Antares Pharma Inc to Create a Specialty Product and Drug Delivery Leader Call

Let’s move to Slide 4. I’m excited about what this transaction means for the future of Halozyme, our combined team members, our shareholders and most importantly, our patients. Halozyme has established a leadership position with our enhanced co-formulation technology, which enables subcutaneous delivery of important treatments for patients. As you will note, this transaction is fully aligned with our capital allocation priority for 2022, which remain unchanged.

As we have previously indicated, our 3 primary priorities are to invest in maximizing ENHANZE revenue growth and durability, to continue to return capital to our shareholders through share repurchases and at the center to seek to acquire a platform technology where Halozyme can operationalize and create additional value while also adding to and further extending our revenue durability. Antares is a perfect partner for this and fulfills each of our business development criteria.

Antares brings a highly licensable proprietary auto injector technology that can be broadly applied across the spectrum of disease areas and drug and biologic treatments. The transaction is accretive to Halozyme’s revenue and non-GAAP earnings post close, and we have the opportunity to unlock substantial upside. And finally, there is minimal investment required to accelerate revenue growth and durability.

On Slide 5, I’ll now provide an overview of Antares and why we are so excited to announce this combination. Antares’ business consist of both commercial and royalty revenue streams. This business comprises 3 proprietary commercial products, Xyosted, Tlando and Nocdurna, as well as its best-in-class differentiated auto injector platform that offers a plethora of licensing opportunity. In fiscal 2021, Antares generated $184 million in total revenue, an increase of 23% versus the prior year with nearly $37 million in cash from operations. Gross margins were very healthy at 63% for fiscal 2021, with the proprietary products representing approximately 43% of total revenue.

Moving to Slide 6. This provides an overview of the transaction terms, financing and timing. Halozyme will commence a cash tender offer to acquire all of the outstanding shares of Antares for $5.60 per share. The transaction is valued at approximately $960 million and was unanimously approved by the Boards of Directors of both companies.

The acquisition is not subject to any financing condition. Halozyme will use its existing cash on hand and new sources of debt to finance the transaction. At the time of close, Halozyme expects its leverage ratio to be less than 3.5x net debt-to-EBITDA, with this ratio declining significantly over the quarters post close. The transaction is expected to close in the first half of 2022 and is subject to the satisfaction of customary closing conditions and applicable regulatory approvals.

Let me move now to an overview of the many compelling reasons for the transaction, which are shown on Slide 7. From a financial perspective, this transaction is immediately accretive to Halozyme’s 2022 revenue and non-GAAP earnings and will accelerate our top and our bottom line growth through 2027 and beyond. It will increase and extend our revenue durability through 2030, and it will improve our cash flow generation to support future capital allocation priorities.

Strategically, Antares brings multiple growth drivers that can extend beyond 2027. These drivers include a partnership-led business based on its proprietary auto injector technology and a commercially successful business of testosterone replacement therapy, or TRT product. The Antares drug delivery technology shares many important similarities to Halozyme’s ENHANZE technology, in that there are numerous licensing opportunities for the auto injector product where the combined company can provide support and expertise without requiring a high level of investment to advance and grow the business.

By bringing our 2 great companies together, we will accelerate our strategy to create a leading drug delivery and specialty product company, to become the partner of choice for the biopharma industry and to deliver enhanced value to shareholders over the long term. As it is highlighted on Slide 8, the combination of Halozyme plus Antares is truly one in which 1 plus 1 equals 3 or indeed more. Further, the addition of Antares with the best-in-class auto injector platform and the specialty commercial business augments our strategy, further strengthens our position as a leading drug delivery company and extends our business to include specialty products. This transaction fits exceptionally well with our previously discussed strategically — priorities and provide substantial financial growth potential with disruptive solutions to significantly improve patient experience and outcomes for both emerging and established therapies.

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APRIL 13, 2022 / 12:00PM, HALO.OQ - Halozyme Therapeutics Inc to Acquire Antares Pharma Inc to Create a Specialty Product and Drug Delivery Leader Call

Halozyme is ideally positioned to leverage Antares’ value proposition with our strong balance sheet, our established industry relationships and our business development experience and track record for success. I want to thank Bob Apple and his talented team for their expanding achievement and building Antares to where it is today and for the effort they have put forth regarding this transaction. We have long admired the Antares’ team and look forward to combining forces to work together to transform the lives of patients.

I’ll move now to Slide 9 and provide a bit more color regarding Antares’ proprietary widely licensable drug delivery platforms. With decades of experience in device development, engineering, Antares’ internal development team specializes in creating custom design drug delivery devices that are tailored to the patient and the therapeutic need. As you’ll note on the slide, the breadth (inaudible) Antares’ platform is extensive, spanning of injectors, multiple dose pens and variable dosing delivery devices. An example of this can be found in Antares’ generic EpiPen, which contributed approximately $70 million in revenue and device sales to Antares in fiscal 2021, with total prescriptions for Teva’s generic EpiPen increasing year-over-year.

The broad applicability of Antares’ auto injector platform is well demonstrated for the number of biopharma partners, who are already licensing the technology, as is shown on Slide 10. In addition to Teva, current applications of this technology are in production with partners such as Idorsia and AMAG. And what is so exciting is that Antares’ widely licensable product suite can be broadly applied across a spectrum of disease areas and both small and large molecules.

I’ll move now to Slide 11. The transaction will join together the highly complementary businesses of Halozyme and Antares. Halozyme is bringing our commercially validated ENHANZE platform technology, our world-class partners and the potential to support rapid subcutaneous drug delivery when used in conjunction with the Antares’ auto injector device. Importantly, there’s also a high likelihood of extending into high viscosity and high-volume auto injector devices up to 5 milliliters, when supported by Halozyme’s extensive infrastructure and our ENHANZE platform technology. Antares will bring to Halozyme its industry-leading auto injector platform, domain expertise and broad technology capabilities with strong intellectual property protection. As one company, Halozyme and Antares will become the partner of choice, for pharma and biotech companies, looking for convenient patient-friendly subcu drug and biologic administration.

Let me move now to Slide 12. Earlier, I’ve mentioned that Antares’ commercial business currently contains 3 proprietary products, Xyosted, Tlando and Nocdurna. Post close, the combined company with the established commercial infrastructure will be focused on expanding patient and prescriber adoption of these 3 drugs. This is the focus of the Plan 108 sales representatives, who are targeting approximately 16,000 urologists, endocrinologists and primary care physicians today.

Currently, with this footprint, Antares has approximately 95% of the top 3 [day sales] to [testosterone] prescribers covered.

Moving now to Slide 13, Antares’ [flagship] product assets which is Xyosted is the first and only weekly subcutaneous auto injector testosterone replacement therapy, or TRT. Total testosterone prescription are large and growing with 8 million total prescriptions in 2021, growing at the rate of approximately 5% year-over-year. Xyosted is one of Antares’ leading growth drivers with sales of over $62 million in fiscal 2021. Xyosted fourth quarter total prescriptions increased year-over-year by approximately 34% and increased 45% for the entire year. The prescriber base for Xyosted is reported by Antares to now exceed 11,000 physicians. This important physician base is expected to continue to drive growth in patient adoption of Xyosted, which we project has the potential to hit weekly highs in numbers of prescriptions in 2022.

I’ll move now to Slide 14 and discuss another exciting therapy for testosterone replacement, which is called Tlando. As Antares previously announced on March 29, the FDA approved TLANDO, a twice-daily oral treatment for TRT in adult males for conditions associated with the deficiency of endogenous testosterone also known as hypogonadism. We believe Tlando’s oral medication, which is dose twice per day and required no titration differentiates it from other treatment options.

Antares’ recently expanded commercial sales organization will leverage its relationships with urologists, endocrinologists and high-prescribing primary care physicians to drive adoption of Tlando. With the addition of Tlando, Antares will be the only company offering 2 branded patient convenient options for the treatment of low testosterone. The commercial launch of Tlando is expected during the second quarter of this year. Post close, the combined entity will continue to focus on achieving strong market access for Tlando, which is anticipated over time to be similar to that of Xyosted, which is currently covered for approximately 75% of all commercial lives.

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APRIL 13, 2022 / 12:00PM, HALO.OQ - Halozyme Therapeutics Inc to Acquire Antares Pharma Inc to Create a Specialty Product and Drug Delivery Leader Call

On Slide 15, you can see that the acquisition of Antares is projected to be immediately accretive to Halozyme’s already strong revenue and earnings projections to 2027 and beyond. We expect to build on Antares’ core auto injector platform technology and capabilities to drive incremental, durable revenue opportunities with additional intellectual property protections for Antares technology in place beyond 2030. In 2027 and beyond, we expect Antares’ multiple growth drivers will be highly additive, coming in the form of its growing TRT business, revenues from partner products and new partnerships with companies seeking subcu administration for both small and large molecule products.

Let me conclude on Slide 16. I’m confident in the success of the combination of Halozyme and Antares. As you’ll recall, in the past, I established that a key criteria for our M&A was to identify a de-risk platform. I’m delighted that we found this with Antares with their differentiated de-risk auto injector platform and with multiple approved commercial products. I’m confident this combination will result in Halozyme’s extending our position as a leading drug delivery company and diversify our revenues with a branded testosterone product of Antares. For employees of both companies, we believe this combination will also provide additional growth and advancement opportunities over the years to come. I look forward to continuing to work with our best-in-class Halozyme team and to welcoming the exceptional members of the Antares’ team.

I am delighted that the combination of our 2 great companies will be immediately revenue and non-GAAP EPS accretive with multiple drivers to augment growth to 2027 and well beyond. With that, I’d now like to hand the call back to the operator and open it up for question and answer.

Thank you.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Your first question comes from the line of Michael DiFiore from Evercore ISI.

Michael Gennaro DiFiore - Evercore ISI Institutional Equities, Research Division—Equity Research Analyst

Congrats on the deal. Just 2 questions for me. Can you give us any idea of the synergies involved in this transaction? And in terms of the IP, I know you said that you’re — with the auto-injector, you could extend to — you could pretty much formulate your products up to 5 milliliters. And I’m kind of trying to get a sense of the co-formulation patent opportunity there. And if combining your products with Antares’ injection products somehow extends IP. And I guess, #3 is why the reason to go the commercial route. I think investors were expecting this whole time that you would perhaps buy a company that really was more in line with your traditional business. I’m just kind of curious why the decision now to become a commercial company.

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

So 3 great questions. And let me start with the synergies [one]. What we note about Antares is that our businesses are very complementary with different skill sets that they have, both with the auto injector technology development team as well as the commercial team. So we expect synergies to be very modest. This really is a story about the addition in terms of the revenue and the earnings growth rather than synergies that we see are going to happen.

Let me just talk about the combination, and I love to focus on the 5 ml, which we’re very excited about. Not all products and biologics will be able to be used in a 5 ml. So I would think about this, Mike, more as a new opportunity as we approach people if the product can fit in 5 ml. There certainly is an opportunity depending on how the auto injector itself is created to get IP. There is opportunity depending on how ENHANZE works with the drug that will be used in the 5 ml auto injector to get co-formulation IP. So it’s a great point that it does actually provide even more opportunities for getting more extended IP.

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APRIL 13, 2022 / 12:00PM, HALO.OQ - Halozyme Therapeutics Inc to Acquire Antares Pharma Inc to Create a Specialty Product and Drug Delivery Leader Call

And I’ll use an example where for the Xyosted product with its auto injector, there’s IP protection out to [2038], as an example, based on the innovation that comes with the Antares’ devices. So definitely a core area for that. But I wouldn’t want you to assume that we’ll be able to take all of our current products and move them. It all depends on those that can fit into and we formulate into a 5 ml auto injector. But we do see opportunities outside our current portfolio, obviously, and that’s where we’re going to go to grow and further expand our partnerships and collaborations.

And let me just address the third question, here. If we go back to the conversations we’ve had, our — we’ve always said our goals with acquisition was to find a de-risk platform and add one where we’d be able to add revenue in the near term and extend the durability of our revenue. As we looked around this, Antares is a terrific fit for all of those. And so while we never specifically commented on commercial, it’s always been in our evaluation set particularly because we are looking to add to an extended durability of our revenue — and just as a reminder, my background before coming to Halozyme was very much Chief Commercial Officer at Onyx and Head of Business units at Amgen. And so leading the commercial organization is something that I’m very excited to do again, and we feel very comfortable with bringing that in. But I think the most important message is it’s a great fit for exactly the M&A strategic priorities we communicated.

Operator

Your next question comes from the line of Charles Duncan from Cantor Fitzgerald.

Charles Cliff Duncan - Cantor Fitzgerald & Co., Research Division—Senior Analyst

Helen and team, first of all, congratulations on identifying and executing this strategic move this morning and thank you for taking our questions. I guess I wanted to follow up to the last question and ask it a different way. And that is when you think about the upside potential and considering Antares, would — if you had to choose one, would it be the commercial side of the business? Or would it be the drug delivery platform that really compelled you to consider this acquisition?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

Yes. So it’s a great question, Charles, because both of them are attractive high-growth businesses. I would say we probably came across Antares more when we started looking at drug delivery and for best-in-class auto injector technology. But the more we looked at it, we recognize that the application of the auto injector technology in the proprietary products, particularly with Xyosted was resulting in a very attractive revenue growth picture for the company. So I guess I can say the introduction of the auto injector, but we see strong growth potential and a great platforms for revenue diversification for Halozyme and growth coming through the commercial business as well.

Charles Cliff Duncan - Cantor Fitzgerald & Co., Research Division—Senior Analyst

Okay. Very good. That’s helpful. And then regarding success metrics or operational metrics that you’ll consider when reviewing performance of this acquisition here over, say, the next 12 to 18 months. Beyond revenue, what other operational metrics would you like investors to track to say, well, that was a success or not?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

Yes. I think revenue is obviously for one, the profitability of the business and how much is dropping to the bottom line will be another one. I’m also going to be listening to the additional partnerships that we’re able to sign with people interested in a 1 ml, a 2.25 ml or 5 ml auto injector because obviously, the 5 ml is an exciting additional growth opportunity. But as we evaluated this, there’s also an opportunity in the 2.25 ml, which for an injector is also considered high volume. And so I’d look to those as just some of the initial metrics that we will be wanting to execute.

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APRIL 13, 2022 / 12:00PM, HALO.OQ - Halozyme Therapeutics Inc to Acquire Antares Pharma Inc to Create a Specialty Product and Drug Delivery Leader Call

Charles Cliff Duncan - Cantor Fitzgerald & Co., Research Division—Senior Analyst

Okay. Very good. Last question is regarding the ENHANZE platform. You folks have been quite busy, probably in considering this Antares acquisition. So my question is with regards to ENHANZE, has the focus on Antares reduced your kind of interactions, number of interactions or potential to sign additional ENHANZE partnerships over the course of the next 12 months?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

Absolutely not. And I think a great evidence of that is the very recently announced new collaboration or 12th collaboration, which was arranged with the Chugai just a couple of weeks ago. The way we operate at Halozyme is we have separate people supporting the business development on ENHANZE, and I can say that pipeline of conversations remains robust and very exciting and that increases every week in terms of us reaching out to people or people reaching out to us.

So the — we have a very talented team here at Halozyme and we very much know that ENHANZE is a wonderful business. We’re not going to take our eye off the ball with that and we’ve demonstrated we haven’t. The great news is we can now add in this additional opportunity, which as we talk to potential partners, I think they’re going to be very excited to contemplate the potential for ENHANZE plus these auto injector options.

Charles Cliff Duncan - Cantor Fitzgerald & Co., Research Division—Senior Analyst

Very good. Again, congrats on this deal and thanks for taking my questions.

Operator

Your next question comes from the line of Jessica Fye from JPMorgan.

Jessica Macomber Fye - JPMorgan Chase & Co, Research Division—Analyst

I guess just following up on a couple of the themes in the prior questions. I want to make sure I understand whether you view the Antares’ kind of auto injector technology is applicable to any of the existing Halo platform that’s kind of pipeline opportunities that are within your line of sight, i.e., the Wave 3 products. Are any of those of a volume that would make the Antares auto injectors applicable to those products?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

Yes, They are. I don’t think the companies have revealed the volumes, but they certainly — there are within the Wave 3 potential opportunities for the Antares’ pipeline. And also in the earlier pipeline as well, it’s all going to be a question of the volume, Jess. But importantly, we also see this as a great door opener for additional partnerships and deals with people for all of the volumes that we have. But yes, there are opportunities within our current partners.

Jessica Macomber Fye - JPMorgan Chase & Co, Research Division—Analyst

Okay. Got it. And as the owners of this asset, do you still plan to support development of some of the earlier-stage Antares’ pipeline products? And their partner development projects, for example, with Pfizer, et cetera?

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APRIL 13, 2022 / 12:00PM, HALO.OQ - Halozyme Therapeutics Inc to Acquire Antares Pharma Inc to Create a Specialty Product and Drug Delivery Leader Call

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

Yes. I think, obviously, today is just the first step in bringing the companies together, we’re about embark in additional conversations, and we’ll make additional decisions as we get through some of those meetings and more integration planning. So tuned for updates on that as we have them, but not prepared to discuss that today.

Operator

Your next question comes from the line of Anita Dushyanth from Berenberg Capital Markets.

Anita Dushyanth - Joh. Berenberg, Gossler & Co. KG, Research Division—Analyst

Congrats on the deal. As you had mentioned, Helen previously that the revenue mix for Antares has been a combination of their proprietary products and also those partnered assets. How do you sort of see that evolving going forward?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

Without giving specific metrics, we see good growth opportunity from the commercial products, obviously, with the launch of Tlando and the great momentum of Xyosted. That is a business that is going to be growing very nicely year-over-year at — beginning in this year. For the auto injector technology, there are some growth there, but I think we see that growth is being driven by now Halozyme coming in, bringing our contacts, our relationships, our approach, which we believe will allow us to add additional partnerships and get more companies using the auto injector technology.

So both will grow, I think you’ll see a more immediate growth in the commercial based on just the position of that business. But we are very confident in our ability to grow the auto injector revenue as well.

Anita Dushyanth - Joh. Berenberg, Gossler & Co. KG, Research Division—Analyst

Great. That was helpful. And then just 1 more question. Regarding the Antares partner assets, do you see opportunity coming in more from the domestic or global market eventually?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

I’m — let me just think about that. I see opportunities in both. I mean, I don’t know if you’re referring to the fact that Teva is one of the core partners today. Idorsia is a core partner, but I think there are great opportunities with more U.S. headquartered companies as well. So we obviously have a very nice breadth of current partners who span ones who are headquartered outside the U.S. and the U.S., we will be approaching a broad set of companies.

And the great news is there are regulatory approvals for these auto injectors, as you point out, in tens of countries around the world, which does allow us to have with those partners a very nice commercial footprint, obviously, and a large revenue opportunity being able to take these auto injectors globally.

Operator

Your next question comes from the line of Elliot Wilbur from Raymond James.

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APRIL 13, 2022 / 12:00PM, HALO.OQ - Halozyme Therapeutics Inc to Acquire Antares Pharma Inc to Create a Specialty Product and Drug Delivery Leader Call

Elliot Henry Wilbur - Raymond James & Associates, Inc., Research Division—Senior Research Analyst

Congratulations on the transaction. First question for you historically, a significant amount of the value, at least with respect to Antares commercial portfolio has been generated on the ANDA side. Is that an area or an endeavor you would expect to continue with more or less activity than what Antares has engaged in historically. And then with respect to sort of your assessment of this transaction as you think about the value of the commercial portfolio, the existing pipeline, future business development opportunities. I guess which of those 3 value buckets do you think — were you most pleasantly surprised to find maybe underappreciated value? Or which of those areas do you think that financial markets have may be underestimated the most?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

All right. Well, with regard to the question on the pursuit of further ANDA approaches or even 505(b)2 regulatory filings, really was to say that today is the first step in bringing our companies together. And as we are going forward, now we will be working with the Antares team over time, and we’ll make additional decisions as we advance that integration planning. So really too early to talk about that, but obviously, though both of those pathways offer rapid pathways to getting to additional commercial products and it’s something we’re going to carefully assess.

With regard to pleasant surprises, as I mentioned earlier in the prepared remarks earlier, we do think that the opportunity for the testosterone replacement therapies where Antares will now — has now a subcu and an oral in a market that is pretty unsatisfied with the IMs and the gel. I think it’s underappreciated how that much growth can come and how much share over time will come for the Antares product portfolio. So I think we’re excited about that.

And with regard to the platform, we definitely see and we hear from companies their interest in being able to get auto injectors that are larger volume. And in our view, Antares has got a best-in-class approach to being able to move forward with a large volume, for example, 5 ml. And so again, I think that certainly, we see a lot of exciting growth opportunity there that others may not see as they are not as close to the space.

Operator

Your next question comes from the line of Corinne Jenkins from Goldman Sachs.

Corinne Jenkins - Goldman Sachs Group, Inc., Research Division—Research Analyst

I was just going to ask, your current business model was a pretty high catch offering for your partners. And I’m just curious if that’s a model that you think should or could apply to the auto injector business as you think about partnerships there? How does that impact your royalty and milestone discussions and your leverage in terms of the partnership conversation?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

Sorry, Corinne, we weren’t able to hear you. I wonder if you could maybe just try that again. You’re breaking up a lot.

Corinne Jenkins - Goldman Sachs Group, Inc., Research Division—Research Analyst

Okay. Sorry. I’m traveling right now. Is this better?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

That’s much better.

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APRIL 13, 2022 / 12:00PM, HALO.OQ - Halozyme Therapeutics Inc to Acquire Antares Pharma Inc to Create a Specialty Product and Drug Delivery Leader Call

Corinne Jenkins - Goldman Sachs Group, Inc., Research Division—Research Analyst

Okay. So I was just curious, the current business model includes a relatively high-touch offering to partners. And I’m curious if that’s a model you think can or should apply to the auto injector business as you think about establishing new partnerships? And I’m also curious how that could impact the royalty and milestone discussions in your leverage entering any of those partnership conversations?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

Yes. So another thing that attracted us with regard to the Antares’ business model is its business model is actually one of royalties. And as we move forward to offer partners the opportunity for rapid delivery of high-volume drugs and auto injectors, it certainly will be something we’ll be talking with them about is exactly what the mix of milestones and royalties would be for this combined offering that we believe is going to be highly differentiating in the market.

So that’s certainly something that’s going to be a conversation we will be having as we move towards bringing our companies together but we do see it as being a very nice additive opportunity for Halozyme because of the interest, we believe there’s going to be in the ability to have this high-volume auto injector at delivery.

Corinne Jenkins - Goldman Sachs Group, Inc., Research Division—Research Analyst

Okay. And then given some of the enthusiasm you’ve expressed during the call on the commercial products and footprint, how do you think about adding any additional commercial products either via discovery efforts or acquisitions?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

Yes. I think the great news and the great benefit that the Antares fields force bring is this coverage of all of the high-volume urologists and endocrinologists. And so it certainly is something that we would be open to over time. If we were to find something to add to the bag for those representatives that makes sense, with that great established footprint and strong relationships. So near term, our focus is going to be on completing the acquisition and integrating the companies, but we certainly will remain open in the future to considering expanding on this great opportunity we now have to be potentially adding additional assets that something can fit with the business that we want to create there.

Operator

Your next question comes from the line of Jason Butler from JMP Securities.

Jason Nicholas Butler - JMP Securities LLC, Research Division—MD, Director of Healthcare Research & Equity Research Analyst

Let me add my congratulations on the transaction. Helen, can you maybe just talk a little bit about how you see the testosterone market at a high level? And how ultimately do the oral and injectable products align in the market? And then secondly, to the extent you can, can you talk about the overlap of the sales force with the Nocdurna product? I guess just to what extent is there is the sales force focus there? Or what the opportunity for growth for that product is?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

Yes. So it’s a softer market, Jason. Obviously, we’ve been doing a lot of research and talking with physicians and payers with regard to that. And as I mentioned, it’s a very large market, 8 million prescriptions last year, growing at a 5%. It was growing higher than that before COVID and so we do see an opportunity for even more rapid growth.

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APRIL 13, 2022 / 12:00PM, HALO.OQ - Halozyme Therapeutics Inc to Acquire Antares Pharma Inc to Create a Specialty Product and Drug Delivery Leader Call

The market today with the options of mostly IM, subcu or patches is not satisfied. IMs can cause pain that are a little inconvenient as many patients need to be going into the doctor’s office for that. And the gels always bring the worry about the contact of family members with it. And so we certainly found that there is a high desire and demand for more convenient options for patients.

And there is a — with the Xyosted being a weekly subcu, they were very positive strong reaction to that profile because of what it means for patients in terms of convenience. And the same story is true for the oral Tlando when it launches will be the only oral that is non titratable. So your [maintenance] dose is your starting dose.

And for many patients who don’t want the messy gel or don’t want to be injected. This is going to be an attractive option as well. And so we see strong growth opportunity in both — for both of those products. With regard to Nocdurna, yes, there is a sales force promotion going against that today. I believe it’s in the range of about 40% of the physicians that are being called on for the testosterone products are also Nocdurna targets, and that’s really the urologist where this indication would make sense.

And so we’re going to be evaluating as we are with all of the portfolio exactly the path for Nocdurna moving forward but we do see there is some potential for growth there. And — but I will also say that we think that with the established market of testosterone, we obviously see some very strong growth potential there.

Operator

Your next question comes from the line of Joe Catanzaro from Piper Sandler.

Joseph Michael Catanzaro - Piper Sandler & Co., Research Division—Director & Senior Biotech Analyst

Congrats on the deal here. Maybe just 2 quick ones for me. I’m wondering if maybe you could provide some detail around some of the historical terms that have been associated with the auto injector out-licensing deals and how they may be similar or different than what you’ve been able to do with ENHANZE. And then, Helen, you mentioned that some of the Wave 3 products have volumes that are may be amenable to an auto-injector, but just in general, how late in the product development cycle could an auto injector be incorporated? Is that something that needs to happen early? Or can it be done late in clinical development?

Helen I. Torley - Halozyme Therapeutics, Inc.—President, CEO & Director

I guess thanks. With regard to the Antares’ terms, we do have some similarities in our business model. I don’t believe all of the Antares’ terms are public, but they are rich royalty rate is what I can say. And so much more [emphasis]

on the royalties than on the milestones and very attractive even compared to the Halozyme ones in general. Obviously, over time, we may be able to give more details on that.

With regard to the auto-injector, I do think for subcu products that it can be incorporated at any point of the life cycle. So the product would be approved as a subcu push and the auto injector could then be introduced afterwards. Obviously, we — the FDA would determine exactly what the approval pathway would be. But if the drug is already subcu, we know from other precedents that it’s pretty straightforward, a regulatory path for some of the other products. And so certainly, during Phase II or Phase III, but as ever as a life cycle [opportunity] there’s also, I think, a very nice — a nice plan there. I’ll just highlight that Idorsia is incorporated the auto injector into their Phase III. So they’re doing it in development, but there is an opportunity, as I mentioned, to do it even after the product is approved. And especially if the product is already subcu, we think that will be a pretty straightforward path.

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APRIL 13, 2022 / 12:00PM, HALO.OQ - Halozyme Therapeutics Inc to Acquire Antares Pharma Inc to Create a Specialty Product and Drug Delivery Leader Call

Operator

And your next question comes from the line of Ben Shim from Canaccord Genuity.

And there are no further questions at this time. This does conclude today’s conference call. Thank you for your participation. You may now disconnect.

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Forward Looking Statements

This communication contains “forward-looking statements”. All statements, other than statements of historical fact, included herein, including without limitation those regarding our future product development and regulatory events and goals, product collaborations, our business intentions and financial estimates and anticipated results, are, or may be deemed to be, forward-looking statements. Words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” “think,” “may,” “could,” “will,” “would,” “should,” “continue,” “potential,” “likely,” “opportunity,” “project” and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this communication. Although Halozyme’s and Antares’ management each believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Halozyme and Antares, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to Halozyme’s and Antares’ ability to complete the proposed acquisition on the proposed terms or on the proposed timeline, including the receipt of required regulatory approvals, the possibility that competing offers will be made, other risks associated with executing proposed acquisition, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the proposed acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition making it more difficult to conduct business as usual or to maintain relationships with customers, employees, manufacturers or suppliers, and the possibility that, if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Halozyme’s shares could decline, as well as other risks related Halozyme’s and Antares’ respective businesses, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, including potential generic competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the U.S. Food and Drug Administration, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, Halozyme’s ability to execute its share repurchase program according to plan, Halozyme’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with Halozyme’s and Antares’ intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on Halozyme and on Antares and their respective customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on Halozyme’s and Antares’ employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact Halozyme and Antares. This situation is changing rapidly and additional impacts may arise of which Halozyme and Antares are not currently aware and may exacerbate other previously identified risks. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on Halozyme’s consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the U.S. Securities and Exchange Commission (the “SEC”) made by Halozyme, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Halozyme’s annual report on Form 10-K for the year ended December 31, 2021 and Antares’ annual report on Form 10-K for the year ended December 31, 2021. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Halozyme and Antares do not undertake any obligation to update or revise any forward-looking information or statements. Investors are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.

About the Offer

The tender offer for the outstanding shares of Antares common stock referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that Halozyme and its acquisition subsidiary will file with the SEC, upon the commencement of the tender offer. At the time the tender offer is commenced, Halozyme and its acquisition subsidiary will file a tender offer statement on Schedule TO and thereafter Antares will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANTARES’ STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ANTARES’ SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Antares’ stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Halozyme or Antares. Copies of the documents filed with the SEC by Antares will be available free of charge on Antares’ internet website at https://www.antarespharma.com/investors/sec-filings or by contacting Antares’ Investor Relations Department at +1 609-359-3016. Copies of the documents filed with the SEC by Halozyme will be available free of charge on Halozyme’s internet website at https://ir.halozyme.com or by contacting Halozyme’s Investor Relations Department at ir@halozyme.com.

Additional Information

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Halozyme files annual, quarterly and special reports and other information with the SEC and Antares files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Halozyme and Antares at the SEC public reference room at 100 F. Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Halozyme’s and Antares’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.